UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  July 2010

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion Expands its 4G Offering to Include TD-LTE. Dated July 13, 2010	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: July 13, 2010	By:	/s/ Efrat Makov
Name: Efrat Makov
Title: CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion Expands its 4G Offering to Include TD-LTE

Unified high-performance 4Motion® solution will support migration to future evolutions of
WiMAX™ and TD-LTE

Tel-Aviv, Israel, July 13, 2010 — Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of 4G networks in the Broadband Wireless Access (BWA) market, today outlined its strategy to provide the most open and flexible platform for 4G networks that use TDD (Time Division Duplexing) spectrum by formally announcing support for the upcoming TD-LTE  standard, incorporating it into its industry leading 4Motion solution. The company will continue to actively drive the WiMAX standardization activities, ecosystem development and state-of-the-art products that incorporate the latest features to meet global operators demand. In addition, Alvarion will enable customers to take advantage of an expanding device ecosystem based on the LTE standard in relevant frequencies as it develops.  Alvarion expects to engage in TD-LTE field trials in the first quarter of 2011.

Insatiable demand for capabilities requiring broadband connectivity everywhere will continue to be addressed by a host of technologies. The trend in wireless spectrum availability around the globe supports the fact that unpaired TDD spectrum will have an even greater role to play for broadband wireless deployments in the future. TDD spectrum uses unpaired channels that combine the uplink and downlink, and split resources on the basis of real-time demand. TDD spectrum is relatively plentiful, cost effective and creates attractive opportunities for broadband applications over this spectrum.

Alvarion has been instrumental in developing and commercializing broadband wireless solutions for various market segments for more than 15 years. The company has played a key role in creating the WiMAX standard based on an open, flexible architecture model and commercializing and optimizing solutions over the last decade. In particular, Alvarion was the first to offer a 4G platform using TDD spectrum in early 2006, and its 4Motion solution was designed to optimize networks using this spectrum.

“Our primary aim is to offer tailored broadband wireless solutions which can also evolve along with customers’ needs. Our development effort over the past two years has been designed to accommodate the support for TD-LTE as a natural extension of our existing solution,” said Eran Gorev, president and CEO of Alvarion. “We are moving full speed ahead both with our ongoing WiMAX development to bring the latest 802.16e enhancements, as well as incorporating TD-LTE into our platform. This approach allows our customers to offer the latest 4G features currently available and will also enable them to leverage the LTE device ecosystem as it evolves.

Alvarion’s “open network” approach began a revolution in the wireless equipment market by creating an open all-IP flat architecture that introduced significant innovation in the industry. This network strategy lowers the cost of building the networks and allows high flexibility for service providers to build customized networks that fit their specific needs. Alvarion will bring a similar approach to its TD-LTE end-to-end solution.

“We have a strong heritage of driving standards to support open network architecture for both core and radio elements. Our extensive field experience in deploying TDD networks has helped our customers to continuously improve their total cost of ownership,” said Ofer Karp, president of Alvarion’s Wireless Business Division. “Over the past couple of years, we have added many elements to our current platform that allow us the flexibility and performance to develop multiple standards on a unified platform.”

4Motion provides state-of-the-art functionality in one of the industry’s most deployed 4G solutions with hundreds of commercial deployments in service around the globe.

About Alvarion

Alvarion (NASDAQ:ALVR) is a global leader in 4G wireless communications with the industry’s most extensive customer base with hundreds of commercial network deployments. Alvarion’s industry leading solutions enable true open 4G and vertical applications for service providers and enterprises. Through an OPEN network strategy, superior IP and OFDMA know-how, and ability to deploy large scale end-to-end turnkey networks, Alvarion is delivering the true 4G broadband experience today (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in WiMAX license allocation in certain countries; the failure of the market for WIMAX products to develop as anticipated; potential impact on our business of the current global recession, Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

Alvarion®, its logo and all names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd.

All other names are or may be the trademarks of their respective owners.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.